AB 3/5

[redacted]

10029482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEREAN CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 W. 18th STREET
(No. and Street)

CHICAGO	IL	60616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUDLEY BROWN (312)226-9220
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORWICH COLEMAN LEVIN, LLC
(Name - *if individual, state last, first, middle name*)

125 S. WACKER DR., SUITE 1500	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Dudley Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berean Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Berean Capital, Inc.

We have audited the accompanying statements of financial condition of Berean Capital, Inc. as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Berean Capital, Inc. as of December 31, 2009, and 2008, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois
February 26, 2010

BEREAN CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

ASSETS	2009	2008
Cash and cash equivalents	$ 125,966	$ 65,748
Other receivables	-	12,850
Other assets	2,195	2,842
TOTAL ASSETS	$ 128,161	81,440

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
Accounts payable	61,175	-
Total liabilities	61,175	-
STOCKHOLDER'S EQUITY		
Preferred stock: adjustable rate, cumulative series A, no par value; 1,500 shares authorized; 202.02 shares in 2009 and 492.27 shares in 2008 issued and outstanding	517,495	754,495
Common stock, no par value; 2,000 shares authorized; 800 shares issued and outstanding	4,000	4,000
Accumulated deficit	(454,509)	(677,055)
Total stockholder's equity	66,986	81,440
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 128,161	$ 81,440

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Commissions	$ 1,561,989	$ 2,363,444
Other income	-	6,140
TOTAL REVENUES	1,561,989	2,369,584
EXPENSES		
Office rent	9,080	4,672
Professional fees	96,919	14,208
Consultant	1,198,948	2,227,478
Regulatory fees	7,823	1,930
Provision for bad debts	15,692	225,850
General and administrative	9,615	16,924
Travel	1,397	-
TOTAL EXPENSES	1,339,473	2,491,062
INCOME (LOSS) FROM OPERATIONS	222,516	(121,478)
OTHER INCOME (EXPENSE)		
Interest income	47	441
Interest expense	(17)	-
Total other income (expense)	30	441
INCOME/(LOSS) BEFORE TAXES	222,546	(121,037)
Income tax benefit (expense)	-	-
NET INCOME (LOSS)	$ 222,546	$ (121,037)

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC..
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Preferred Stock	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance January 1, 2008	$ 838,897	$ 4,000	$ (556,018)	$ 286,879
Preferred stock redemption	(84,402)	-	-	(84,402)
2008 Net loss	-	-	(121,037)	(121,037)
Balance December 31, 2008	754,495	4,000	(677,055)	81,440
Preferred stock redemption	(237,000)	-	-	(237,000)
2009 Net income	-	-	222,546	222,546
Balance December 31, 2009	$ 517,495	$ 4,000	$ (454,509)	$ 66,986

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC..
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 222,546	$ (121,037)
Changes in operating assets and liabilities:		
Due from related parties, and other receivables	12,850	220,101
Other assets	647	-
Accounts payable, accrued expenses, taxes payable	61,175	(6,341)
NET CASH PROVIDED BY OPERATING ACTIVITIES	297,218	92,723
CASH FLOWS FROM FINANCING ACTIVITIES		
Redemption of preferred stock	(237,000)	(84,402)
NET CASH USED IN FINANCING ACTIVITIES	(237,000)	(84,402)
NET INCREASE IN CASH	60,218	8,321
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	65,748	57,427
CASH AND CASH EQUIVALENTS END OF YEAR	$ 125,966	$ 65,748
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 17	$ -

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1. BUSINESS ACTIVITY

Berean Capital, Inc. ("Berean") or ("the Company"), a Delaware corporation, is a broker registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Berean is located in Chicago, Illinois and is registered in 3 states. The primary operations of Berean consist of a broker-dealer who participates in selling private placements of securities. The customer base for Berean consists of private placement investors in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America ("U.S. GAAP").

Issuance of FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. SFAS No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for the SEC registrants. The Codification supersedes all of the existing non-SEC accounting and reporting standards, but is not intended to change or alter existing U.S. GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to U.S. GAAP uses the new Accounting Standards Codification ("ASC") and the new Codification numbering system prescribed by the FASB.

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Other receivables

Other receivables primarily represents advances made to an entity developing a hedge fund concept that management believes are collectable.

Cash and cash equivalents

Berean considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

Subsequent events

The Company has evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820 formerly known as FASB Statement No. 157, *Fair Value Measurements*, which the Company adopted effective January 1, 2008

3. LEASE COMMITMENTS

Berean leases its office facilities on a month to month basis, and the lease requires the Company to pay for insurance, maintenance, and utilities in addition to the minimum lease payments. The lease expense for the years ended December 31, 2009, and 2008, including other charges, were $9,080 and $4,672 respectively.

4. INCOME TAX EXPENSE

At December 31, 2009, the Company has available unused net operating loss carry forwards that may be applied against future taxable income which expire as follows:

Year of Expiration	
2025	$ 53,222
2026	119,437
Total	$ 172,659

No benefit for these loss carry forwards has been recorded due to the uncertainty of the realization of any tax assets. Accordingly, the Company has provided for a full valuation allowance against its deferred tax assets at December 31, 2009. The components of the Company's deferred tax assets at December 31, 2009 are as follows:

Net operating loss carry forwards	$ 58,704
Less valuation allowance	(58,704)
Deferred tax asset	$ 0

5. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Berean is required to maintain net capital as defined under the rule. Prior to June 1, 2005, Berean was required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. After June 1, 2005, Berean became a broker-dealer who participates in selling private placements of securities. Accordingly Berean's net capital requirement changed to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness. Net capital changes from day to day, but at December 31, 2009, and 2008, Berean had net capital of $64,437 and $65,395.

6. PREFERRED STOCK

Dividends on the adjustable rate, cumulative Series A preferred stock are payable at an annual rate of 3.5 percent in excess of an applicable rate, which is the highest of either (i) the three-month Treasury Bill rate, (ii) the ten-year constant maturity rate, or (iii) the twenty-year constant maturity rate, all as defined, but in no event less than 6.5 percent per year. The amount of dividend arrearage at December 31, 2009, was $711,669. The Company, at its option, may redeem in whole or in part, the preferred stock. During the years ending 2009 and 2008, 290.25 and 103.37 shares respectively were redeemed at $816.53 per share.

7. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted ASC 740 formerly known as FIN No. 48, *Uncertainty in Income Taxes* on January 1, 2009. At December 31, 2009 there were no material uncertain income tax positions.

8. LITIGATION SETTLEMENT

In February 2010 the Company agreed to pay $60,000 to settle an outstanding legal matter. Since the events that gave rise to the issue existed at December 31, 2009 the settlement is included in the financial statements at December 31, 2009 as part of accounts payable.

SUPPLEMENTAL INFORMATION

BEREAN CAPITAL, INC.
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 66,986
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		66,986
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		66,986
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition	(2,195)	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(2,195)
8.	Net capital before haircuts on securities positions		$ 64,791

BEREAN CAPITAL, INC.
DECEMBER 31, 2009

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	354	
D. Undue Concentration	0	
E. Other (List)		
		(354)
10. Net Capital		$ 64,437

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 4,078
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	59,437
15. Excess net capital at 120%	$ 58,437

BEREAN CAPITAL, INC.
DECEMBER 31, 2009

16.	Total A.I. liabilities from Statement of Financial Condition		$ 61,175
17.	Less: Securities borrowed for which equivalent value is paid		0
18.	Less; Liabilities subordinated to claims of creditors		0
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtness		$ 61,175
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 94

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

BEREAN CAPITAL INC.
Computation for Determination of Reserve Requirements For Broker/Dealers under Rule 15c3-3 and Information For Possession or Control Requirements under Rule 15c3-3
December 31, 2009

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

BEREAN CAPITAL, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2009

There were the following differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2009.

NET CAPITAL REPORTED ON UNAUDITED FOCUS FILING	124,437
AUDIT ADJUSTEMENTS	(60,000)
NET CAPITAL PER AUDIT	$ 64,437

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
BEREAN CAPITAL, INC.

In planning and performing our audit of the financial statements of Berean Capital, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 26, 2010

BEREAN CAPITAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2009 AND 2008

H C L HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

BEREAN CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

CONTENTS